Exhibit 99.1

Jumia Releases Preliminary KPIs For The Two Months Ended November 30, 2025, Highlighting a Successful Black Friday Event

•Physical goods orders increased by 30% year-over-year for the Two Months Ended November 30, 2025
•Physical goods GMV increased by 35% year-over-year for the Two Months Ended November 30, 2025; excluding corporate sales, physical goods GMV grew 41% year-over-year
•Nigeria continued to perform strongly for the Two Months Ended November 30, 2025, with physical goods orders up 28% and physical goods GMV up 45% year-over-year
Lagos, (Nigeria): December 10, 2025 – Today, Jumia Technologies AG (NYSE: JMIA) (“Jumia”, the “Company”) announced preliminary unaudited results for selected KPIs for the two months ended November 30, 2025, reflecting strong growth across key operational metrics and a successful Black Friday event, which spanned October 31 to November 30, 2025.

Preliminary Usage KPIs For Two Months Ended November 30, 2025:
All reported KPIs, including orders and GMV, are for physical goods and exclude results from South Africa and Tunisia, which Jumia exited in late 2024.
•Orders reached 5.1 million, increasing 30% year-over-year, including 3.2 million orders placed during the Black Friday event, which accounted for 63% of total orders.
•GMV increased by 35% year-over-year, reflecting resilient consumer demand and deeper seller engagement.
◦Excluding corporate sales, GMV grew 41% year-over-year.
◦The Company saw strong performance across key categories such as electronics, beauty, and home & living.
•Quarterly Active Customers ordering physical goods rose 26% year-over-year to 2.3 million.
•Nigeria saw robust momentum, with orders up 28% and GMV up 45% year-over-year.
•Ghana remained a stand out, with orders up 81% and GMV up 132% year-over-year.
•Ivory Coast delivered continued strength, with orders up 17% and GMV up 26% year-over-year.
•Enhanced assortment in priority categories contributed to marketplace performance, with items sold sourced from international sellers up 80% year-over-year.
•Jumia Logistics handled 7.2 million packages during the two-month period, as compared to 5.6 million packages in the prior year period, an increase of 28% year-over-year.
•Jumia’s upcountry strategy showed sustained traction, with orders outside capital cities and main urban centers accounting for 61% of total orders in the first two months of the quarter, driven by Black Friday demand.

Jumia's CEO, Francis Dufay said, “We are encouraged by the strong momentum in the first two months of the fourth quarter, highlighted by the success of our Black Friday event. This momentum reflects both the improving operating environment and the quality of our execution, particularly in assortment expansion, targeted marketing, and logistics reliability. These results strengthen our confidence in our growth trajectory and profitability roadmap.”

Jumia expects to report its full fourth quarter ended December 31, 2025 financial results in February 2026.

About Jumia
Jumia is a leading pan-African e-commerce platform, with operations across 9 African countries. Its mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use Jumia's platform to better reach and serve customers.

The Jumia platform consists of a marketplace, which connects more than 70,000 sellers with customers, a vast logistics network, which enables the shipment and delivery of packages, and a proprietary payment service, JumiaPay, which facilitates transactions among participants active on the Jumia platform in select markets. For more information, visit the Company's website at https://group.jumia.com/.

Contact
Ignatius Njoku
Ignatius.njoku@jumia.com

Cautionary Statement
The information presented in this release is preliminary and unaudited. This information is subject to change, and we undertake no obligation to update this information.

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "believes," "estimates", "potential" or "continue" or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. "Key Information-D. Risk Factors," in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2024. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Operating Metrics
Changes and percentages presented have been calculated on the basis of unrounded figures. All reported preliminary KPIs exclude results from South Africa and Tunisia.

Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns. We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period. We believe that the number of Orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Orders and GMV as some of many indicators to monitor usage of our platform.